UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 36)*

                                 URS CORPORATION
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                  ---------------------------------------------
                        (Title of Class of Securities)

                                  903236107
                         --------------------------
                               (CUSIP Number)

                               Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                ---------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                December 12, 2005
                              --------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 9


CUSIP NO. 903236107              SCHEDULE 13D                    Page 2 of 9
-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                        0**
  BENEFICIALLY
  OWNED BY EACH
  PERSON WITH     -----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   0**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0%**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                           PN, IA

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 903236107              SCHEDULE 13D                    Page 3 of 9

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                        0**
  BENEFICIALLY
  OWNED BY EACH
  PERSON WITH     -----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   0**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0%**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                               CO

-----------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 903236107              SCHEDULE 13D                    Page 4 of 9

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC PARTNERS, L.P.


    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303833
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                        0**
  BENEFICIALLY
  OWNED BY EACH
  PERSON WITH     -----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   0**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0%**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                               PN

-----------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107             SCHEDULE 13D                     Page 5 of 9
-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.


    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303831
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-
  NUMBER OF       -----------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                        0**
  BENEFICIALLY
  OWNED BY EACH
  PERSON WITH     -----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   0**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0%**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

-----------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107              SCHEDULE 13D                    Page 6 of 9


Item 1.  Security and Issuer
----------------------------

This Amendment No. 36 amends the Statement on Schedule 13D (the
"Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 2, 2005 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic Partners, L.P., a Delaware limited partnership ("Strategic"); and Blum Strategic GP,
L.L.C., a Delaware limited liability company ("Blum GP") (collectively, the "Reporting Persons"). This Amendment to the Schedule 13D relates to shares of Common Stock, par value $0.01 (the "Common Stock") of URS Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 600 Montgomery Street, 26th Floor, San Francisco, CA 94111-2728. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of the Transaction
-----------------------------------

Pursuant to the terms of an Underwriting Agreement, dated as of December 6, 2005 (the "Underwriting Agreement"), among the Issuer, Blum LP, Strategic, Stinson Capital Partners, L.P. ("Stinson"), Stinson Capital Partners II,
L.P. ("Stinson II"), Stinson Capital Partners (QP), L.P. ("Stinson QP"), Stinson Capital Partners S, L.P. ("Stinson S"), Stinson Capital Fund (Cayman), Ltd. ("Stinson Cayman"), BK Capital Partners IV, L.P. ("BK IV") and the underwriter party thereto, on December 12, 2005, Blum LP, Strategic, Stinson, Stinson II, Stinson QP, Stinson S, Stinson Cayman and BK IV sold to such underwriter an aggregate of 3,580,907 shares of Common Stock at a price of $41.17 per share (net of underwriting discounts and commissions), in a public offering pursuant to the Issuer's Registration Statement on Form S-3 (Registration No. 333-129266) and the prospectus supplement dated December 6, 2005 filed by the Issuer with the Commission on December 8, 2005 (the "Offering").

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit A hereto), which is incorporated by reference herein in its entirety.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's most recent Form 10-Q, there were 49,541,068 shares of Common Stock issued and outstanding as of October 31, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report no beneficial ownership in the Issuer's Common Stock.



CUSIP NO. 903236107              SCHEDULE 13D                   Page 7 of 9


c) The Reporting Persons effected the following transactions in the Common Stock during the 60 days prior to the filing of this Schedule 13D:

On December 12, 2005, the Reporting Persons sold the following number of shares of Common Stock in the Offering for a price of $41.17 per share (net of underwriting discounts and commissions):


Entity                               Shares
------                              ----------
Investment partnerships for           494,286
which Blum LP serves as the
general partner and on behalf
of an entity for which Blum LP
serves as investment advisor.

Entity                               Shares
------                              ---------
The limited partnership for which   3,086,621
Blum GP serves as general partner.


(d) Not applicable.

(e) As of December 12, 2005, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

In connection with the Offering, each of Blum LP, Strategic, Stinson, Stinson II, Stinson QP, Stinson S, Stinson Cayman and BK IV entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale of an aggregate of 3,580,907 shares of Common Stock by Blum LP, Strategic, Stinson, Stinson II, Stinson QP, Stinson S, Stinson Cayman and BK IV to the underwriter named therein at a price of $41.17 per share (net of underwriting discounts and commissions) in connection with the Offering, which sale was completed on December 12, 2005.

Except as set forth above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 903236107               SCHEDULE 13D                  Page 8 of 9


The information set forth in this Item 6 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit A hereto), which is incorporated by reference herein in its entirety.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Underwriting Agreement (incorporated by reference to Exhibit
1.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 7, 2005).


Exhibit B  Joint Filing Undertaking (filed herewith).



CUSIP NO. 903236107               SCHEDULE 13D                  Page 9 of 9



                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2005


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    General Counsel and Secretary         General Counsel and Secretary





BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC PARTNERS, L.P.
                                      By:  Blum Strategic GP, L.L.C.
                                           its General Partner


By:   /s/ Gregory D. Hitchan          By:   /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
     Gregory D. Hitchan, Member             Gregory D. Hitchan, Member



CUSIP NO. 903236107               SCHEDULE 13D                   Page 1 of 1

                                   Exhibit B

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 14, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its General Partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    General Counsel and Secretary          General Counsel and Secretary





BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC PARTNERS, L.P.
                                      By:   Blum Strategic GP, L.L.C.
                                            its General Partner



By:   /s/ Gregory D. Hitchan          By:   /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
     Gregory D. Hitchan, Member             Gregory D. Hitchan, Member